FILED VIA EDGAR
                                                              ---------------

March 20, 2007


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:  The Guerite Funds
          File No. 811-21951


     Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find a copy of the Investment Company Bond (the "Bond") for The Guerite Funds ("Trust") under Exhibit 99-1.

     Also enclosed is a copy of the Board meeting resolutions of the Fund, which were adopted by the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund, approving the amount, type, form and coverage of the Bond, now in effect for the Registrant under EXHIBIT 99-2.

     Premiums for the Bond have been paid for the period beginning December 26, 2006 to December 26, 2007.

     If you have any questions about this filing, please contact the undersigned at (513) 587-3418.


Very truly yours,


/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary